Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Year
	2009	2008	2007
Computation of Earnings:
Income before taxes	$57,124	$19,877	$34,242
Add:
Interest expense	35,176	37,231	47,670
Amortization of debt premium/discount and expenses	2,303	2,449	2,678
Interest portion of rent expense	1,496	1,325	1,299

Earnings as adjusted	$96,099	$60,882	$85,889

Computation of Fixed Charges:
Interest expense	$35,176	$37,231	$47,670
Capitalized interest	103	375	405
Amortization of debt premium/discount and expenses	2,303	2,449	2,678
Interest portion of rent expense	1,496	1,325	1,299

Fixed charges	$39,078	$41,380	$52,052

Ratio of Earnings to Fixed Charges	2.46	1.47	1.65